June 12, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street NE
Washington, D.C. 20549
Attn:     Andi Carpenter
    Kevin Stertzel
    Re:    Intel Corporation
        Form 10-K for the Fiscal Year Ended December 28, 2024
Filed January 31, 2025
File No. 000-06217
Dear Ms. Carpenter and Mr. Stertzel,
Intel Corporation (“Intel,” “we,” or “us”) received the comment letter dated June 2, 2025, from the staff of the Division of Corporation Finance (“Staff”), and the following represents our responses to the Staff’s comments. For your ease of reference, we have included your original comments below and have provided our responses after each comment.
Form 10-K for the Fiscal Year Ended December 28, 2024
Management's Discussion & Analysis
Critical Accounting Estimates, page 30
1.    We note the Critical Accounting Estimates section of your document refers readers to certain financial statement footnotes. Please note, the critical accounting estimates section of MD&A is intended to highlight those financial statement items that require significant management estimates and judgement. Your disclosure should provide comprehensive and meaningful disclosure which considers the following:
•    the method(s) used to determine critical accounting estimates;

United States Securities and Exchange Commission
Division of Corporation Finance
June 12, 2025

•    the accuracy of past estimates or assumptions;
•    the extent to which the estimates or assumptions have changed;
•    the drivers that affect variability; and
•    which estimates or assumptions are reasonably likely to change in the future.
Refer to the guidance in SEC Release No. 33-10890 and Item 303(b)(3) of Regulation
S-K. Please note that Instruction 3 to Item 303(b) states that critical accounting estimates should supplement but not duplicate the description of accounting policies or other disclosures in the notes to the financial statements. Include expanded disclosures in future filings and provide us with your proposed disclosure enhancements as part of your response.
Response:
We acknowledge the Staff’s comment requesting that we expand our critical accounting estimates disclosure appearing in management’s discussion and analysis of financial condition and results of operations (MD&A) to address those financial statement items that require significant management estimates and judgment pursuant to Item 303(b)(3) of Regulation S-K.
In our forthcoming Quarterly Report on Form 10-Q for the second quarter of 2025 (“Q2 Form 10-Q”) and future Form 10-K filings, instead of cross-referencing an enhanced discussion appearing in our financial statement footnotes, we will expand our critical accounting estimates disclosure within MD&A to include qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on our financial condition or results of operations to the extent the information is material and reasonably available.
In consideration of the Staff’s comment, we expect to include in the MD&A section of our Q2 Form 10-Q a discussion of critical accounting estimates substantially as set forth below.
Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with US GAAP, which requires us to make certain estimates, judgments and assumptions that can affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Critical accounting estimates are those estimates that involve a significant level of estimation uncertainty and have had, or are reasonably likely to have, a material impact on our financial condition or results of operations. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time such estimates, judgments and assumptions are made. To the extent that there are differences

United States Securities and Exchange Commission
Division of Corporation Finance
June 12, 2025

between these estimates, judgments or assumptions and actual results, our financial statements could be affected. We have critical accounting estimates in the areas of inventories, property, plant and equipment, goodwill, and loss contingencies. The discussion provided below supplements the significant accounting policies disclosures provided within Note 2 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2024.
▪ Inventories— inventory is valued at the lower of cost or net realizable value and includes assumptions about future demand and market conditions. The valuation of inventory requires us to estimate obsolete and excess inventory, as well as inventory that is not of saleable quality. We use a demand forecast to develop our short-term manufacturing plans to enable consistency between inventory valuations and build decisions. Significant assumptions and estimates, which evolve each forecast cycle, that are utilized in our demand forecast and obsolete and excess inventory reserves process include:
•customer and product-related factors, including a review of our customer base, the stage of the product life cycle, including limitations to demand forecasting for new products with minimal historical data, variations in market pricing, and an assessment of selling price in relation to product cost;
•market and economic factors, including cyclical changes in market conditions, the introduction of new or alternative products in the marketplace, and the associated pricing environment; and
•other factors, including tariff and export controls.
Each reporting period, we compare our demand forecast estimate to work-in-process and finished goods inventory levels to determine the amount, if any, of obsolete or excess inventory, which would be reflected in cost of sales and result in a negative impact to our gross margin in that period. If our assumptions and estimates for our demand forecast materially fluctuate and we fail to adjust manufacturing output accordingly or such assumptions and estimates are materially inaccurate, the related obsolete and excess inventory reserves can be materially impacted and result in reduced inventory values for products that we estimate have substantial sales risk. Our estimates for obsolete and excess inventory reserves were materially consistent with actual results in the first half of fiscal 2025, in fiscal 2024 and in fiscal 2023; however, our assumptions and estimates are inherently uncertain, and our gross margin would be adversely affected if future demand is less favorable than forecasted.
▪ Property, plant and equipment—at least annually, we evaluate the period over which we expect to recover the economic value of our property, plant, and

United States Securities and Exchange Commission
Division of Corporation Finance
June 12, 2025

equipment, considering factors such as the process technology cadence between node transitions, changes in machinery and equipment technology, and re-use of machinery and tools across each generation of process technology. As we make manufacturing process conversions and other factory planning decisions, we use assumptions involving the use of management judgments regarding the remaining useful lives of assets, primarily process-specific semiconductor manufacturing tools and building improvements. When we determine that the useful lives of assets are shorter or longer than we had originally estimated, we adjust the rate of depreciation to reflect the assets' revised useful lives. In fiscal 2024, we evaluated our current process technology node capacities relative to projected market demand for our products and services, and concluded that our manufacturing asset portfolio, primarily for our Intel 7 process node, exceeded manufacturing capacity requirements, which resulted in us shortening the useful lives of certain placed-in-service equipment and recording accelerated depreciation charges of $992 million. In fiscal 2023, we determined that the estimated useful lives of certain production-related machinery and equipment should be increased from 5 to 8 years and, when compared to the estimated useful life in place as of the end of 2022, we estimated this change increased gross margin in 2023 by approximately $2.5 billion and decreased R&D expense by approximately $400 million. We also estimated that, as of December 30, 2023, the change decreased ending inventory values by approximately $1.3 billion.
Our property, plant and equipment are subject to periodic impairment reviews. Factors that we consider in deciding when to perform an impairment review include significant changes or planned changes in our use and fungibility of certain property, plant and equipment, significant under-performance of a business or product line in relation to expectations for which property, plant and equipment relate, and significant negative industry or economic trends. To perform an impairment review, our property, plant and equipment are grouped and evaluated for impairment at the lowest level of identifiable cash flows, which requires management judgment to form asset groupings and to estimate expected cash flows that are attributable to asset groupings, among other factors. If an indicator of impairment is identified at the asset grouping level, we measure the recoverability of the assets by comparing the carrying value of the asset grouping to our estimate of the related total future undiscounted net cash flows arising from the use of that asset grouping. If an asset grouping carrying value is not determined to be recoverable through this undiscounted cash flows analysis, the asset grouping is considered to be impaired. The resulting charge is classified to expense, which is typically to cost of sales in a similar manner as the corresponding depreciation expense and results in a negative impact to our gross margin in that period. In fiscal 2024, we determined certain property and equipment, which had not yet been placed in service, exceeded our projected capacity requirements and incurred a charge of $2.3 billion.

United States Securities and Exchange Commission
Division of Corporation Finance
June 12, 2025

▪ Goodwill—We perform an annual impairment assessment of goodwill at the reporting unit level in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. We have eight reporting units with allocated goodwill, which generally align to our operating segments. We reevaluate our identified reporting units annually or when triggered, such as upon reorganization of our operating segments or due to business reasons that result in material changes as to how our reporting units are organized and managed. Impairment assessments may be qualitative or quantitative in nature. A quantitative assessment is required if we determine, based on a qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying value, or if there are material changes to the structure of our reporting units. The reporting unit's carrying value used in an impairment assessment represents the allocation of various assets and liabilities, excluding certain corporate assets and liabilities, such as cash, investments, and debt. While a substantial majority of our allocable assets, primarily property, plant and equipment, are attributable to our Intel Foundry reporting unit, that reporting unit has no remaining allocated goodwill.
Our qualitative assessment considers industry and market considerations, overall financial performance, and other relevant events and factors affecting our reporting units or Intel as a whole. More specifically, qualitative factors may include a sustained decrease in our consolidated market capitalization or one of our reporting units’ market capitalization relative to each’s respective net book value; significant company specific actions, including changes to the structure of our reporting units; and current, historical or projected deterioration of our financial performance. We may also perform a quantitative analysis to support the qualitative factors by applying sensitivities to assumptions and inputs used in measuring a reporting unit's fair value.
Our quantitative impairment assessment considers both the income approach and the market approach to estimate a reporting unit's fair value. The income approach estimates fair value using discounted future cash flows for a reporting unit primarily using the following major assumptions and inputs: revenue, based on assumed market segment growth rates and our assumed market segment share; estimated costs; and appropriate discount rates based on a reporting unit's weighted average cost of capital. Our quantitative impairment assessment is sensitive to changes in underlying estimates and assumptions, the most sensitive of which is the discount rate. The major inputs and assumptions used in estimating discounted cash flows are derived from historical data, various internal estimates, and a variety of external sources, which are similar to those used in our business planning and forecasting processes. We test the reasonableness of the inputs and outcomes of our discounted cash flow analysis against available market data. Our estimates and assumptions are inherently uncertain and change

United States Securities and Exchange Commission
Division of Corporation Finance
June 12, 2025

over time based on operating results, market conditions, and other factors and could materially affect the determination of the fair value and potential goodwill impairment for each reporting unit.
The market approach estimates fair value using financial multiples and transaction prices of comparable companies.
To corroborate our fair value conclusions, we combine the estimated fair values for all reporting units and perform a market capitalization reconciliation as of the goodwill assessment date to validate the reasonableness of the implied control premium.
In the fourth quarter of 2024, as a part of our annual goodwill impairment assessment, we determined that the estimated fair value of each reporting unit substantially exceeded the assigned carrying value, with the exception of one reporting unit with a significant amount of assigned goodwill: Mobileye. In the third quarter of 2024, we recognized a non-cash goodwill impairment charge of $2.8 billion, substantially all of which related to our Mobileye reporting unit, as the estimated fair value of the reporting unit was lower than the assigned carrying value. As of June 28, 2025, our Mobileye reporting unit had $8.2 billion in recorded goodwill. Mobileye’s market capitalization has increased substantially since the third quarter of 2024 and, while no additional impairment was recognized within the first half of 2025, we continue to closely monitor the Mobileye reporting unit’s financial performance, business forecasts, and market capitalization. [As of June 28, 2025, the estimated fair value of the Mobileye reporting unit substantially exceeded the carrying value]. Should our estimates change based on Mobileye’s operating results, market conditions, or other factors in our forecast, including changes in the discount rate, the Mobileye reporting unit may become subject to further impairment in future periods. For example, a 1% increase in the discount rate would have resulted in an additional impairment of our Mobileye reporting unit’s goodwill of approximately $1.5 billion in the third quarter of 2024.
▪ Loss contingencies—we are subject to loss contingencies, including various legal and regulatory proceedings, asserted and potential claims, liabilities related to repair or replacement of parts in connection with product defects, as well as product warranties that arise in the ordinary course of business and are subject to change, including due to sudden or rapid developments in proceedings or claims. An estimated loss from such contingencies is recognized as a charge to income if it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. We evaluate developments that could affect prior disclosures or previously accrued liabilities, and make adjustments as appropriate. Significant judgment is required to determine both likelihood of there being, and

United States Securities and Exchange Commission
Division of Corporation Finance
June 12, 2025

the estimated amount of, a loss related to such matters. Certain factors have resulted in significant changes to our judgments and estimates that we made regarding these matters in previous quarters based on updated information that became available. If one or more of these matters were resolved against us for amounts in excess of management's estimates of losses, our results of operations and financial condition could be materially adversely affected.
2.    We note you have sustained goodwill impairment charges in fiscal year 2024. In addition, we note that your auditor has included Goodwill Impairment Assessment as a critical audit matter in their audit opinion. We further note significant continuing impairment indicators such as the carrying value of your net assets substantially exceeding your market capitalization at December 28, 2024. Please expand your critical accounting estimates disclosure to include a discussion of your estimates and assumptions pertaining to goodwill, beyond your disclosures included in Note 11 on page 83. Your disclosures should identify the number of reporting units where goodwill is allocated and tested for impairment. Additionally, indicate whether the fair value substantially exceeds book value for all reporting units at the date of your most recent test. If the fair value of any reporting unit does not substantially exceed book value, identify the reporting unit and provide the following:
•    the percentage by which fair value exceeded carrying value at the date of the most recent test;
•    the amount of goodwill allocated to the reporting unit;
•    a detailed description of the methods and key assumptions used and how the key assumptions were determined;
•    a discussion of the degree of uncertainty associated with the assumptions; and
•    a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Please include expanded disclosures in future filings and provide us with your proposed disclosure enhancements as part of your response.
Response:
We acknowledge the Staff’s comment requesting that we expand our critical accounting estimates disclosure in relation to the valuation methods and assumptions used in assessing goodwill for impairment, including the identification and allocation of goodwill to reporting units.
In our Q2 Form 10-Q and, to the extent applicable, in future Form 10-K filings, we will expand the discussion of this critical accounting estimate to include (i) the number of reporting units where goodwill is allocated and tested for impairment, (ii) whether the fair value substantially exceeds carrying value for all reporting units at the date of our most recent test, and (iii) an

United States Securities and Exchange Commission
Division of Corporation Finance
June 12, 2025

expanded description of the estimates and assumptions relied upon in calculating fair value, including the reconciliation we perform back to our market capitalization(s) to corroborate our conclusions. Should certain reporting units lack substantial headroom as of the goodwill impairment testing date, we will include quantitative disclosure addressing how a 1% change in the discount rate, which is the estimate most sensitive and material to our determination of fair value under the income approach, could impact our impairment conclusions for the respective reporting unit(s).
In consideration of the Staff’s comment, these changes have been reflected in the draft disclosure included above in response to Comment #1.
Notes to Consolidated Financial Statements
Note 3 - Operating Segments, page 68
3.    We note your disclosure in the penultimate paragraph on page 69 which states “our CODMs do not regularly review or receive discrete asset information by operating segment”. Given your significant investments in Intel Foundry in recent years, please clarify to us what you mean by “discrete asset information” and confirm your CODMs do not receive total asset information by segment. If your CODMs do not receive and review total asset information by segment, disclose the reason therefore, refer to ASC 280-10-50-26.
Response:
We acknowledge the Staff’s comment requesting additional clarification and explanation of our CODM’s review of asset information by segment. We advise the Staff that “discrete asset information” is total asset information by segment. We centrally manage all procurement, treasury, and asset management functions across the enterprise and do not maintain separate balance sheets by segment within our systems of record, nor does our CODM receive total asset information by segment for purposes of assessing segment performance and allocating resources. In future filings, we will state these points within our disclosures.
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United States Securities and Exchange Commission
Division of Corporation Finance
June 12, 2025

If you have further comments that you would like to have addressed prior to such future filings, please let us know. If you have any questions, you may contact Scott Gawel, Corporate Vice President, Chief Accounting Officer, and Principal Accounting Officer at (408) 765-8080, or Ronald Mueller at Gibson, Dunn & Crutcher at (202) 955-8671.
Sincerely,
/s/Scott Gawel
Scott Gawel
Corporate Vice President, Chief Accounting Officer, and Principal Accounting Officer
Intel Corporation
cc:    Audit Committee of the Board of Directors of Intel Corporation
David Zinsner, Executive Vice President, Chief Financial Officer, and Principal Financial Officer
April Miller Boise, Executive Vice President, Chief Legal Officer and Corporate Secretary